SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 May 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 20 May 2008 re: Director/PDMR Shareholding

Secretary’s Department
Direct line: 020-7356 2108
                                                                                                                                                                                         25 Gresham Street
Network: 7-400 2108
                                                                                                                                                                                         London
Switchboard: 020-7626 1500
                                                           EC2V 7HN
Facsimile: 020-7356 1038

                                                                                                                         Network Fax: 7-400 1038

email:
mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                                                                                                           20th May, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by
 person
 disch
arging managerial responsibilities

O
n
9
th

May
, 200
8
, 71
ordinary shares of 25p each in Lloyds TSB Group plc
 were
purchased by
Equiniti ISA Nominees Limited
for
 Mr. A
.G. Kane's
single company
stocks and shares
ISA

at
441.9238p
 per share
.

This
 relates to a transaction not
ified to Lloyds TSB Group plc
today

by the
director and is made to comply

with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules.
The director notified the company as soon as he received the relevant details from
Equiniti ISA Nominees Limited
.
The transaction
s
 took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy
Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     20 May 2008